Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                          For the month of October 2007
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

                 1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN


                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: October 18, 2007

List of materials

Documents attached hereto:


i) Press release announcing Sony Group Expands High-Performance Semiconductors Manufacturing Alliances with IBM and Toshiba



ii) Press release announcing Toshiba, Sony, and SCEI Sign a Memorandum of Understanding Establishing a Joint Venture to Strengthen Manufacturing Capabilities for High-Performance Semiconductors





Sony Corporation
Sony Computer Entertainment Inc.


               Sony Group Expands High-Performance Semiconductors
                  Manufacturing Alliances with IBM and Toshiba


TOKYO, JAPAN - Oct 18, 2007: Sony Corporation and Sony Computer Entertainment Inc. (Sony Group) today announced two new and separate partnership agreements with the goal of enhancing the capabilities of Sony Group's PlayStation business.

1. IBM and Sony have signed an agreement to extend their existing manufacturing relationship to 45-nanometer silicon-on-insulator (SOI) for high volume production of the Cell Broadband Engine(TM) (Cell/B.E.) processor. Both companies will collaborate to optimize the 45-nanometer manufacturing capability to produce a lower power and lower cost processor for Sony Group's PLAYSTATION(R)3. IBM will lead the evolution of the Cell/B.E. component by transitioning production from the existing 65-nanometer generation to 45-nanometer in IBM's manufacturing facility in East Fishkill, New York.

2. Separately, Sony Group will extend their alliance with Toshiba to manufacture high-performance LSI by using 45-nanometer bulk process technology. By forming a joint venture company that leverages the knowledge and experience of both companies, Sony Group and Toshiba intend to improve power consumption and cost competitiveness for game and digital media applications by advancing to the 45-nanometer generation from the existing 65-nanometer generation process.

Sony Group will advance the high-performance semiconductors used for PlayStation while reducing costs by further strengthening its collaboration with its respective partner companies. These enhancements will continue to strengthen the leading capability of the PLAYSTATION(R)3 system and Sony Group's overall PlayStation business.

"The transition to 45-nanometer SOI technology for the Cell Broadband Engine is a critical step to advancing the world class processor cost and power characteristics while maintaining supercomputer on chip performance capability" said Adalio Sanchez, general manager for IBM Global Engineering Solutions. "The IBM team is excited to lead the production of the 45-nanometer Cell/B.E. processor in its East Fishkill 300mm facility and to help drive a broader use of this capability as both power and size scale down significantly."

"Games are one of the focus areas for Sony Group's semiconductor business on which we have been concentrating since earlier this year. At the same time, we have carefully assessed the manufacturing investment plan for advanced process technologies for 45-nanometer generation processes and beyond. We believe the production alliances that we have formed with IBM and Toshiba to manufacture high performance semiconductors for PlayStation by using state-of-the-art process technologies will lead to the advancement of the high-performance semiconductor business for PlayStation. Sony Group will collaborate with IBM and Toshiba to expand its high-performance semiconductor business for PlayStation by maximizing knowledge in high-performance semiconductor design capability it has gained over the years," said Yutaka Nakagawa, Executive Deputy President, Officer in charge of Semiconductor & Component Group, Sony Corporation.

"I am delighted with our respective collaborations with Toshiba and IBM, which aim to achieve LSI scaling and power reduction by 45-nanometer-generation process technology, and which will enable us to further drive the advancement and cost reduction of semiconductor devices for PlayStation systems. Cutting-edge semiconductors are core devices for the PlayStation platforms. With the support of these strengthened relationships, SCE is committed to develop further the PlayStation business and offer new and innovative interactive entertainment," said Kaz Hirai, President and Group CEO, Sony Computer Entertainment, Inc.


"This new cooperative relationship will enhance our production efficiency in high-performance semiconductors for game consoles, and accelerate the early migration of next generation process technology. Market growth of high-performance semiconductors for game consoles, driven by strong demand for such devices as the RSX graphics engine for PLAYSTATION(R)3, is expected to continue and we will promote it as an important part of our System LSI business, a strategic business area. We are happy to continue to support Sony Group's PlayStation business through this new framework, and we aim to offer a steady supply of high-performance semiconductors in next generation process technology as soon as possible to support market expansion," said Shozo Saito, Corporate Senior Vice President of Toshiba Corporation, President and CEO of Toshiba's Semiconductor Company.


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October 18, 2007

Toshiba Corporation
Sony Corporation
Sony Computer Entertainment Inc.


                  Toshiba, Sony, and SCEI Sign a Memorandum of
                   Understanding Establishing a Joint Venture
                    to Strengthen Manufacturing Capabilities
                      for High-Performance Semiconductors


Tokyo, Japan, October 18, 2007---Toshiba Corporation, together with Sony Corporation and Sony Computer Entertainment Inc. (Sony Group) today announced that they have signed a non-binding memorandum of understanding expressing their intent to establish a joint venture that will produce high-performance semiconductors, including the 'Cell Broadband Engine(TM)' (Cell/B.E.) and the 'RSX' graphics engine, and to transfer to Toshiba from the Sony Group the 300mm wafer line fabrication facilities installed in Fab 2 of Sony Semiconductor Kyushu Corporation's Nagasaki Technology Center (SKC) by the end of March 2008. Following the transfer, production on the line will be operated by the joint venture. Subject to receipt of any necessary government approval and after further due diligence, Toshiba and the Sony Group will aim to finalize the definitive agreements as soon as possible before the end of March 2008.

This collaboration will allow Toshiba to expand and enhance its system LSI business by increasing order volume and securing regular orders of high-performance semiconductors for PlayStation, while the Sony Group will aim for the further growth of the PlayStation business by achieving process migration of high-performance semiconductors.

Toshiba and the Sony Group have forged a solid partnership in the development and production of high-performance semiconductors for game consoles, including PLAYSTATION(R)3. The new joint venture will further build on this record of achievement by utilizing the 300mm wafer line fabrication facilities that Toshiba will acquire from the Sony Group, where most production will focus on 65nm process semiconductors. Toshiba and the Sony Group will together promote further advances in manufacturing technologies and efficiencies by leveraging their knowledge and experience, targeting migration to 45nm process mass production.

Concurrently, Toshiba and the Sony Group also signed a non-binding memorandum of understanding on the transfer to Toshiba of the assets of the Sony Group on the March 2008 expiry of Oita TS Semiconductor Corporation (OTSS) joint venture between Toshiba and the Sony Group. Located within Toshiba's Oita Operations semiconductor plant, OTSS was established to manufacture semiconductors for PlayStation(R)2 in 1999. Toshiba and the Sony Group are also aiming to finalize the definitive agreements on the transfer to Toshiba of the assets of the Sony Group in OTSS as soon as possible before the end of March 2008.


Joint Venture Outline

Company name: To be determined
Establishment Date: April 1, 2008 (plan)
Location: 1883-43 Tsukuba-machi, Isahaya-city, Nagasaki, Japan
Capitalization: Approx. 100 million yen (plan)
Ownership: 60% Toshiba, 20% Sony, 20% SCEI
Representation: To be determined (Chairman and CEO to be appointed by Toshiba,
                President and COO to be appointed by Sony)
Business: Manufacture of high-performance semiconductors, including 'Cell/B.E.'
          and 'RSX' graphic engine, etc.
Employees: To be determined


Outline of OTSS

Company name: Oita TS Semiconductor Corporation
Established: June 1, 1999
Location: 3500 Oaza Matsuoka, Oita, Oita Prefecture (in Oita Operations, Toshiba Corporation)
Ownership: 51% Toshiba, 49% Sony
Business: Manufacture of semiconductors for PlayStation


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